            Execution Version
SIXTH SUPPLEMENTAL INDENTURE
SIXTH SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of July 27, 2021, among Baytex Energy Corp., an Alberta Canada corporation (the “Company”), the guarantors from time to time party thereto (the “Guarantors”) and Computershare Trust Company, N.A., a national banking association, as trustee under the Indenture referred to herein (the “Trustee”).
W I T N E S S E T H
WHEREAS, the Company and the Guarantors have heretofore executed and delivered to the Trustee an indenture (as amended and supplemented, the “Indenture”), dated as of June 6, 2014, relating to the 5.625% Senior Notes due 2024 (the “Securities”) of the Company, US$394,200,000 of which Securities are outstanding as of the date hereof;
WHEREAS, Section 9.2 of the Indenture provides that the Company, the Guarantors and the Trustee may amend the Indenture with the consent of the holders of at least a majority in principal amount of the then outstanding Securities (the “Requisite Consents”);
WHEREAS, pursuant to a consent agreement, dated as of July 27, 2021, between a holder of a majority in principal amount of the outstanding Securities and the Company (the “Consent Agreement”), such holder has validly provided its consent to the adoption of the amendments to the Indenture and the Securities specified below and thus the Requisite Consents have been received;
WHEREAS, having received the Requisite Consents, pursuant to Section 9.2 of the Indenture, the Company, the Guarantors and the Trustee desire to amend the Indenture;
WHEREAS, the Company has delivered to the Trustee, in accordance with Section 9.5 of the Indenture, (i) an Officers’ Certificate and (ii) an Opinion of Counsel stating that the execution of this Supplemental Indenture is authorized or permitted by the Indenture; and
    WHEREAS, the Company has requested that the Trustee execute and deliver this Supplemental Indenture.
NOW THEREFORE, to comply with the provisions of the Indenture and in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, the Guarantors and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Securities as follows:
1.     Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.
2.     Amendments.
(a)    Section 1.1 of the Indenture is hereby amended by adding the following definition:
“Commercial Lending Institution” means commercial banks engaged in oil and gas lending in the ordinary course of their respective businesses and includes any investment bank, insurance company, credit union, savings and loan association and any government-owned entity (such as Alberta Treasury Branches and Export Development Canada) which from time to time extends credit on terms and conditions similar to any of the foregoing, and includes any assignee of any of the foregoing which is not otherwise a Commercial Lending Institution provided the assignee is either an Affiliate of the assigning

Commercial Lending Institution or a fund managed or administered by the assigning Commercial Lending Institution or an Affiliate thereof and, in each case, the assigning Commercial Lending Institution shall remain liable for the obligations so assigned.
(b)    The definition of “Credit Agreement” in Section 1.1 of the Indenture is hereby amended by deleting such definition and replacing it entirely as follows:
“Credit Agreement” means, collectively, (1) the amended and restated credit agreement, dated as of August 22, 2018, as amended by a first amending agreement made as of May 2, 2019, and (2) the amended and restated credit agreement made as of June 4, 2014 and amended and restated as of March 31, 2016, as amended by a first amending agreement made as of April 25, 2018, a second amending agreement made as of August 22, 2018, a third amending agreement made as of May 2, 2019, a fourth amending agreement made as of March 2, 2020, and a fifth amending agreement made as of April 1, 2021, each by and among the borrowers thereunder and the Commercial Lending Institutions that are agents and lenders thereunder, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise and whether with the original lenders or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.
(c)    The definition of “Credit Facilities” in Section 1.1 of the Indenture is hereby amended by deleting such definition and replacing it entirely as follows:
“Credit Facilities” means, with respect to the Company or any Guarantor, one or more debt facilities, commercial paper facilities, loan agreements or other financing arrangements (including the Credit Agreement, but excluding debt securities), providing for revolving credit loans, term loans, receivables financings (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit or letter of credit guarantees, the majority of which are as of the date of the closing of such facilities or agreements, provided by Commercial Lending Institutions, as such facilities or agreements are amended, restated, modified, supplemented, extended, renewed, refunded, replaced or refinanced in whole or in part from time to time; provided that any agreement or instrument other than the Credit Agreement must be designated in an Officers’ Certificate delivered to the Trustee by the Company as a “Credit Facility” for purposes of the Indenture in order to be a Credit Facility within the meaning of this definition.
(d)    Items (1) and (3) of the definition of “Permitted Liens” in Section 1.1 of the Indenture are hereby amended by deleting such items and replacing them entirely as follows:
(1) Liens to secure Indebtedness and other obligations under any Credit Facility incurred in accordance with clause (1) or clause (17) of the definition of Permitted Indebtedness;
(3) Liens on any property or assets of a Person existing at the time such Person became a Restricted Subsidiary of the Company or such Person is merged, consolidated or amalgamated with or into the

Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to and not incurred in the contemplation of such Person becoming a Restricted Subsidiary of the Company or such merger, consolidation or amalgamation and do not extend to any property or assets other than those of the Person that becomes a Restricted Subsidiary of the Company or is merged, consolidated or amalgamated with or into the Company or the Restricted Subsidiary (and additions, accessions, improvements and replacements and customary deposits in connection therewith and proceeds, insurance, distributions and products of the foregoing);
(e) Sections 4.3(b)(1) and 4.3(b)(17) of the Indenture are hereby amended by deleting such Sections their entirety and replacing them to read as follows:
(1) the incurrence by the Company and any Guarantor of Indebtedness under Credit Facilities; provided that the aggregate principal amount of all Indebtedness of the Company and the Guarantors outstanding at any time under this clause (1) under all Credit Facilities after giving effect to such incurrence does not exceed an amount equal to the greater of (a) U.S. $1,000 million and (b) 30.0% of ACNTA of the Company determined as of the date of incurrence of such Indebtedness after giving pro forma effect to such incurrence and the application of proceeds therefrom;
(17) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in addition to Indebtedness permitted by clauses (1) through (16) above of this Section 4.3(b) or Section 4.3(a) in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease, discharge or otherwise retire for value any Indebtedness incurred pursuant to this clause (17), not to exceed the greater of (a) U.S.$75.0 million and (b) 1.5% of the Company’s ACNTA, determined as of the date of incurrence of such Indebtedness after giving pro forma effect to such incurrence and the application of the proceeds therefrom.
3.     Execution and Delivery. This Supplemental Indenture shall become effective immediately upon its execution and delivery by the Company, the Guarantors and the Trustee.
4. Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Securities heretofore or hereafter authenticated and delivered shall be bound hereby.
5. NEW YORK LAW TO GOVERN. THE LAWS OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE AND ENFORCE THIS SUPPLEMENTAL INDENTURE, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES ARE NOT MANDATORILY APPLICABLE BY STATUTE AND WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.
6.     Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. This Supplemental Indenture may be executed in multiple counterparts which, when taken together, shall constitute one instrument.
7.     Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.
8.     The Trustee. Except as otherwise expressly provided herein, no duties, responsibilities or liabilities are assumed, or shall be construed to be assumed, by the Trustee by reason of this Supplemental Indenture. This Supplemental Indenture is executed and accepted by the Trustee subject to all the terms and conditions set forth in the Indenture with the same force and effect as if those terms and conditions were repeated at length herein and made applicable to the Trustee with respect hereto.
[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

BAYTEX ENERGY CORP.		BAYTEX ENERGY USA, INC.
By:	“Signed”	By:	“Signed”
Rodney D. Gray Executive Vice President and Chief Financial Officer
By:	“Signed”
Chad Kalmakoff Vice President, Finance
BAYTEX ENERGY LTD.		BAYTEX USA DEVELOPMENT, LLC
By:	“Signed”	By:	“Signed”
Rodney D. Gray Executive Vice President and Chief Financial Officer

By:	“Signed”
Chad Kalmakoff Vice President, Finance

[Signature page to Supplemental Indenture]

BTE ENERGY (LP) LTD.		BAYTEX ENERGY LIMITED PARTNERSHIP, by its general partner, BAYTEX ENERGY LTD.
By:	“Signed”	By:	“Signed”
	Rodney D. Gray Executive Vice President and Chief Financial Officer		Rodney D. Gray Executive Vice President and Chief Financial Officer

By:	“Signed”	By:	“Signed”
	Chad Kalmakoff Vice President, Finance		Chad Kalmakoff Vice President, Finance

BTE HOLDINGS S.À R.L. société à responsabilité limitée registered office: 25, Allée Scheffer, L-2520, Luxembourg, Grand Duchy of Luxembourg RCS number: B 186 760
By:	“Signed”
Paul de Haan Authorized Signatory

BAYTEX COMMERCIAL TRUST 1,
BAYTEX COMMERCIAL TRUST 2,
BAYTEX COMMERCIAL TRUST 3,
BAYTEX COMMERCIAL TRUST 4,
BAYTEX COMMERCIAL TRUST 5,
BAYTEX COMMERCIAL TRUST 6,
BAYTEX COMMERCIAL TRUST 7, by their manager, 1828848 Alberta LTD.

[Signature page to Supplemental Indenture]

By:	“Signed”
Rodney D. Gray Executive Vice President and Chief Financial Officer

By:	“Signed”
Chad Kalmakoff Vice President, Finance
COMPUTERSHARE TRUST COMPANY, N.A., as Trustee By: “Signed” Authorized Signatory

[Signature page to Supplemental Indenture]